DEBORAH BIELICKE EADES
312-609-7661
deades@vedderprice.com
April 29, 2009
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise Energy Infrastructure Corporation (the “Company”) File Numbers 811-21462; 333-146095
To the Commission:
     On February 26, 2009, the Company, pursuant to Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (“1933 Act”) and the Investment Company Act of 1940, as amended (“1940 Act”), filed with the Securities and Exchange Commission (the “Commission”) a post-effective amendment to a universal shelf registration statement on Form N-2 relating to the Company’s issuance of common stock, preferred stock and/or debt securities on a delayed and/or continuous basis (the “Post-Effective Amendment No. 4”). The primary purpose of the Post-Effective Amendment No. 4 was to update the Company’s financial statements and other date-sensitive information.
     The Company received comments on Post-Effective Amendment No. 4 from Larry L. Greene of the Commission staff on April 20, 2009, by telephone call with the undersigned. The following sets forth the comments of the Commission staff and the Company’s response to those comments. Unless otherwise noted, all page references are to Post-Effective Amendment No. 4. The Company has simultaneously filed Post-Effective Amendment No. 5 to the registration statement to respond to the comments received from the Commission staff. In addition, based on recent precedent discussed with Mr. Greene, Post-Effective No. 5 includes new language in the distribution section permitting the issuance of common stock pursuant to a rights offering to existing shareholders, as well as an undertaking in Part C to file a post-effective amendment under Section 8(c) in connection with the issuance of rights to subscribe to shares at below net asset value. Concurrently herewith, the Company has filed a request for effectiveness as soon as practicable following the filing of Post-Effective Amendment No. 5.
1. Comment: With respect to issuances of shares below net asset value, conform disclosure and undertakings to those recently approved by the staff in the registration statement on Form N-2 for Prospect Capital Corporation dated March 18, 2009.
     Response: The Company has added an undertaking in Part C to file an post-effective amendment pursuant to Section 8(c) prior to offering its shares below net asset value in the event that the cumulative dilutive effect of below net asset value issuances under this registration statement would exceed fifteen percent (15%). Post-Effective Amendment No. 5 also revises the conditions applicable to below net asset value offerings to conform to those contained in the definitive proxy statement recently filed by the Company with respect to its annual meeting to be held in May. In light of the limitations on below net asset value issuances contained in the Company’s proxy statement, the Company has revised and streamlined the disclosure contained in the Prospect Capital Corporation registration statement regarding the 15% threshold.
     In addition, the Company has added an undertaking in the form of undertaking (f) in the Prospect Capital Corporation registration statement, in which the Company agrees to file a post-effective amendment when its shares are trading below net asset value and there has been certain material adverse changes in the financial condition of the Company. Based on discussions between the undersigned, Steve Carman of Husch Blackwell Sanders LLP and Mssrs. Greene and Pfordte of the staff of the Commission on April 28, 2009, it is our understanding that the staff interprets this undertaking to require the Company to file a post-effective amendment pursuant to Section 8(c) in the event of a significant deterioration in the Company’s overall financial condition such as the inability to pay material debts, an act of insolvency or an imminent going concern qualification with respect to its financial statements. We understand that the term “material adverse change” in the context of this undertaking is not intended to encompass changes in financial condition resulting from market and economic conditions including, by way of example, fluctuations in net asset value, volatility of the market price of the Company’s shares or changes in leverage costs or other expenses.

Division of Investment Management
April 29, 2009

2. Comment: Please explain to the staff the Company’s policy of temporarily permitting leverage of up to 38% of assets in more detail (see “Use of Leverage”, at page 27). In particular, confirm whether the Company is relying on the temporary borrowing exception in Section 18(g) of the 1940 Act.
     Response: The Company’s leverage is comprised of preferred stock, and debt securities or other borrowings. Because of the different asset coverage ratios applicable to different types of leverage, the Company’s assets attributable to leverage may exceed 33 1/3% of assets under the provisions of the 1940 Act, depending on the proportion of assets attributable to preferred stock and debt securities or borrowings. The references to 33% and 38% are describing internal policies of the Company applied at the time of purchase. The phrase “such increased leverage is reduced over time in an orderly fashion” refers to the Company’s policy of reducing leverage amounts back to the Company’s target of 33%. The five percent differential between 33 1/3 % and 38% is not related to the amount of temporary borrowings permitted under Section 18(g) of the 1940.
3. Comment: Please discuss the Company’s ability to modify the terms of privately placed or negotiated debt and the impact on public note holders.
     Response: The Company’s ability to modify the terms of its outstanding debt securities is determined by the terms of the documents governing such instruments, subject to the provisions of the 1940 Act. In addition, the Company’s ability to modify the terms of one governing document may be limited by the provisions of the other documents. For example, the terms of the publicly issued auction rate notes are set forth in an Indenture and Supplemental Indenture (collectively, the “Indenture”). In addition, the publicly issued auction rate notes are rated by two rating agencies and are subject to the guidelines of each agency (the “Rating Agency Guidelines”). The Indenture and Rating Agency Guidelines each provide certain protections to public note holders including prohibiting certain transactions that may adversely affect note holders. In addition, holders of publicly issued notes are protected by the provisions of the 1940 Act which, among things, prohibit the issuance of more than one class of senior security representing indebtedness, prohibit the payment of dividends to common and preferred stockholders if asset coverage requirements on the notes are not met, and prohibit the redemption of other senior securities if asset coverage requirements on the notes are not met. The Company cannot modify the terms of privately issued notes in any manner that contravenes the Indenture, Rating Agency Guidelines, or the 1940 Act.

Division of Investment Management
April 29, 2009

4. Comment: Confirm that the “Senior Securities” table at page 14 meets font size requirements.
     Response: The Company confirms that the table meets font size requirements.
5. Comment: Explain the apparent discrepancy in outstanding balances under the credit facility on pages 1 and 27.
     Response: The outstanding balance under the credit facility on page 1 is as of a recent date, while the balance on page 27 is as of November 30, 2008. The Company has added the more recent outstanding balance to the disclosure appearing on page 27.
6. Comment: In the “Summary of Company Expenses” section at page 9, explain how senior securities in an amount representing 40% of assets is consistent with the 33% and 38% policies described in Comment No. 2 above.
     Response: As discussed above, the 33% and 38% policies are internal policies of the Company that apply at the time that debt is incurred or preferred stock is issued. Pursuant to such policies, the Company is not required to decrease leverage solely as a result of declines in assets resulting from market value fluctuations.
7. Comment: Please explain to the staff the Company’s policy with respect to non-fundamental restrictions (3)-(5) as described on page 2 of the Statement of Additional Information.
     Response: As described in the Statement of Additional Information, solely with respect to the referenced restrictions, it is the Company’s policy to include anticipated leverage proceeds in such calculations. The Company notes that the referenced limits are voluntary, non-fundamental restrictions, which are not based on statutory limits. Accordingly, the Company believes that such a policy is permissible with appropriate disclosure. The Company has clarified that this policy applies only to non-fundamental limits (3)-(5).
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     If you have any questions or comments, please contact the undersigned at (312) 609-7661 or Jose Del Real at (312) 609-7639.

Division of Investment Management
April 29, 2009

Very truly yours,
/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
DBE/srt

cc:	Mr. Terry C. Matlack Mr. Steven F. Carman Mr. Larry L. Greene